October 30, 2023 VIA EDGAR	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Jennifer Lopez Molina

Re:	Healthy Choice Wellness Corp.
Registration Statement on Form S-1
File No. 333-274435

Dear Mr. Anderegg and Ms. Lopez Molina:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated October 5, 2023 regarding the Company’s registration statement on Form S-1 submitted to the Commission on September 8, 2023.

This letter is being filed with the Commission with respect to the Company’s Amendment No. 1 to its registration statement on Form S-1 (“IPO S-1”) and a new registration statement on Form S-1 being filed solely in connection with the spin-off of all of the existing HCWC common stock by Healthier Choices Management Corp. (the “Spin Off S-1”). Based on the comments of the Staff, we have elected to file two separate registration statements for these offerings. The Spin Off S-1 was filed on October 27, 2023 and the IPO S-1 was filed on October 30, 2023.

The Staff’s comments are repeated below and are followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in the S-1.

Form S-1 Filed September 8, 2023 Prospectus Cover Page, page ii

1. We note disclosure that you expect the offering price per share to be $10.00. Please revise for consistency and accuracy. If you are not fixing the offering price, please revise your offering statement to provide a price range per Rule 253(b). If you are fixing the offering price, please revise your offering statement to clarify that $10.00 is not the expected per share offering price but is the per share offering price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout both the IPO S-1 and Spin Off S-1 to address the Staff’s request. The offering price will be fixed at $10.00 per share.

LEGAL\66607312\1200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940           800.215.2137           305.704.5955 Fax           cozen.com

United States Securities and Exchange Commission

October 30, 2023

Capitalization, page 31

2. Please revise your capitalization table to include a column for pro forma prior to the IPO. Please only give effect to the issuance and distribution of common stock in the spin-off transaction and issuance of Series A Convertible Preferred Stock in the pro forma column.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27 and 28 of the IPO S-1 to address the Staff’s request.

Dilution, page 32

3. Please tell us your calculation of the $9 million historical net tangible book value as of June 30, 2023. In addition, tell us why the shares outstanding after the offering of 9,400,000 differ from the 8,475,000 presented in the capitalization table.

Response: The Company acknowledges the Staff’s comment and has included its calculations on Exhibit 3 to this letter.

Unaudited Pro Forma Condensed Combined Carve-Out Financial Information, page 36

4. Please present the pro forma condensed combined carve-out balance sheet as of the end of the most recent period and pro forma condensed combined carve-out statements of operations for the most recent interim period presented in your filing. Refer to Rules 11-02(c)(1) and (c)(2)(i) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on (a) pages 31 through 33 of the IPO S-1 and (b) pages 36 through 39 of the Spin Off S-1, to address the Staff’s request.

5. We reissue comment 4. Please revise your pro forma financial information introductory paragraph to describe all transactions reflected in the pro forma financial statements, including the issuance and distribution of common shares in the spin-off transaction, the issuance of 13,250 shares of Series A Convertible Preferred Stock, and $1 million investment from HCMC. Refer to Rule 11-02(a)(2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on (a) page 31 of the IPO S-1 and (b) page 36 of the Spin Off S-1, to address the Staff’s request.

6. We note your response to comment 6. Please revise your pro forma condensed combined carve-out balance sheet to reflect your new capital structure post spin-off transaction. Please also present earnings per share information in your pro forma condensed combined carve-out statements of operations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31 through 33 of the IPO S-1 to address the Staff’s request.

United States Securities and Exchange Commission

October 30, 2023

Non-GAAP Financial Measures, page 44

7. Please revise your reconciliation of adjusted EBITDA to begin with net loss, the most directly comparable GAAP financial measure. Refer to Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on (a) page 39 of the IPO S-1 and (b) pages 45 and 46 of the Spin Off S-1, to address the Staff’s request.

General

8. We note your response to comment 7. Please provide us with your significance calculations for Mothers Earth’s Storehouse and Green’s Natural Foods, Inc. acquisitions in accordance with Rule 3-05(b) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has included this calculation on Exhibit 8 to this Letter. The audited financial statements related to both of these acquisitions has been included in the prospectus of both the IPO S-1 and the Spin Off S-1.

9. We are still considering your response to comments 1 and 2 in your April 7, 2023 response letter, and we may have additional comments. As a related matter, please tell us whether you have previously discussed with NYSE whether the spin-off will comply with the listing standards, and, if so, provide the name of the representative with whom discussions were had.

Response: The NYSE representative the Company has worked with is Cynthia Melo, Director, Initial Listings, NYSE Regulation (212-656-5587). We have discussed with the NYSE the compliance of the Spin Off with the listing standards. HCWC will meet the listing standards for the NYSE following the Spin Off.

10. We note that you have revised your filing and it appears that you are now conducting two concurrent offerings. Before you file your next amendment, please address the following with respect to these transactions:

●	Disclose the relationship between the spin-off and your primary offering, including the timing and reason of each transaction.

Response: Our expectation is to complete the Spin Off then complete the primary offering as soon as practicable thereafter. The primary offering was requested by the NYSE for purposes of setting an initial market price that represented an arms-length transaction. The reasons for Spin Off are set forth on pages 59 and 60 of the Spin Off S-1.

●	To the extent you intend for the offerings to close concurrently, please provide us with your legal analysis as to your ability to register the primary offering prior to completion of the spin-off.

Response: Our intention was to complete the Spin Off prior to the effectiveness of the primary offering.

●	Disclose the reason and legal analysis as to your ability to register both transactions in this registration statement.

Response: We have elected to file separate registration statements for each transaction.

United States Securities and Exchange Commission

October 30, 2023

1. We note your response to comment 1 that pursuant to the Securities Purchase Agreement you will issue Series E Preferred Stock and Series A Preferred Stock. It also appears that upon consummation of the spin-off you will have outstanding shares of Class A common stock and Class B common stock. Please revise your risk factors, cover page and the section entitled Description of HCWC’s Capital Stock, to discuss the nature of any disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections. Please also discuss the risks posed by such capital structure, including but not limited to, risks relating to the potential effects on the price of your common stock, if any.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on (a) pages 2 and 49 of the IPO S-1 and (b) the cover page and pages 20, 55 and 56 of the Spin Off S-1, to address the Staff’s request. The Series E Preferred Stock was issued by Healthier Choices Management Corp., HCWC’s parent company. In connection with such purchase, each of the the purchasers of this HCMC Series E Preferred Stock agreed to also purchase the HCWC Series A Preferred Stock in the same aggregate purchase price amount as the HCMC Series E Preferred Stock they acquired.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc: John Ollet

EXHIBIT 3

Historical net tangible book value as of June 30, 2023

Shares Outstanding vs. Shares on Capitalization Table

EXHIBIT 8

Rule 3-05 Significance of Acquisition Tests

Target Business - Green's Natural Foods

Asset Test:

	Actual	Notes:
HCMC - Assets	34,443,487	2021 10-K
Target Business - Assets	5,109,477	FYE-21 Balance Sheet
Significance	14.8%	

Investment Test:

	Actual	Notes:
HCMC - Market Cap	49,976,870	Market CAP calculated as per Denominator formula in Investment Test
GAAP Target Purchase Price	8,257,000	Anticipated Acq Price ($6.5M PP + 0.0M Real Estate + 1.727M Inventory)
Significance	16.5%	

Income Test:

	Actual	Notes:
HCMC - EBT	4,037,459	10-K 2021 (Loss)
Target Business - EBT	1,301,858	Based on FYE 2021 P&L
Significance	32.2%	

	Actual	Notes:
HCMC - Revenue	13,319,854	10-K 2021
New Business - Revenue	35,231,798	Based on FYE 2021 P&L
Significance	264.5%	

Acquisition of a Business[10] - Amended Rules		
Significance	Financial Statement Requirements	Pro Forma Financial Information Requirement
20% or Less	None.	None.
Greater than 20% < 40%	Most recent fiscal year audited, as well as unaudited for the subsequent interim period. No comparative interim period needed.	Pro forma financial information prepared in accordance with Article 11 for the registrant's most recently completed fiscal year and subsequent interim period.[11]
Greater than 40%	If the acquired business is a real estate operation subject to Rule 3-14, the most recent fiscal year audited, as well as unaudited for the subsequent interim period. No comparative interim period needed. For all other acquired businesses, audited financial statements for the two most recent fiscal years, as well as most recent unaudited interim period and the comparative interim period of the prior year.

Target Business - Mother Earth's Storehouse

Asset Test:

	2021 Actual	Notes:
HCMC - Assets	34,443,487	2021 10-K
Target Business - Assets	3,600,000	Inventory and FA Net of Dep (12/2021)
Significance	10%	

Investment Test:

	2021 Actual	Notes:
HCMC - Assets	34,443,487	10-K 2021
GAAP Target Purchase Price	5,300,000	Acq Price ($4.0M PP + 0.6M Real Estate + 0.7M Inventory)
Significance	15.4%	

Income Test:

	2021 Actual	Notes:
HCMC - EBT	4,037,459	10-K 2021 (Loss)
Target Business - EBT	900,000	Based on 2021 P&L
Significance	22.3%	

	2021 Actual	Notes:
HCMC - Revenue	13,319,854	10-K 2021
New Business - Revenue	14,350,000	Based on 2021 P&L
Significance	107.7%	

Acquisition of a Business[10] - Amended Rules

Significance	Financial Statement Requirements	Pro Forma Financial Information Requirement
20% or Less	None.	None.
Greater than 20% < 40%	Most recent fiscal year audited, as well as unaudited for the subsequent interim period. No comparative interim period needed.	Pro forma financial information prepared in accordance with Article 11 for the registrant's most recently completed fiscal year and subsequent interim period.[11]
Greater than 40%	If the acquired business is a real estate operation subject to Rule 3-14, the most recent fiscal year audited, as well as unaudited for the subsequent interim period. No comparative interim period needed. For all other acquired businesses, audited financial statements for the two most recent fiscal years, as well as most recent unaudited interim period and the comparative interim period of the prior year.